Exhibit No. 99.1

NOTICE OF ANNUAL GENERAL MEETING AND CHANGES TO THE BOARD

Annual General Meeting

Notice is hereby given that the annual general meeting of shareholders of Karooooo will be held by way of electronic means on Thursday, 26 August 2021 at 18h00 Singapore Standard Time (which is 12h00 South African Standard Time and 06h00 United States Eastern Daylight Time) for purposes of dealing with the routine and special business of an annual general meeting.

The record date for the purposes of determining which shareholders of the Company are entitled to participate in and vote at the annual general meeting is Wednesday, 21 July 2021.

The Notice of Annual General Meeting was distributed to shareholders today and is available on the company’s website at www.karooooo.com.

Changes to the Board

As previously announced, the Board appointed Ms SK Ong as an independent non-executive director on 18 July 2021. She was a partner of Ernst & Young LLP (previously Ernst & Whinney) from July 1998 to June 2019. Ms Ong’s appointment is a strategic strengthening of the Board given her 37 years of extensive experience across diverse industries which included entities listed on the Nasdaq and the Singapore exchange. With effect from 1 August 2021, Ms Ong is being appointed as Lead Independent Director and chair of the Audit and Risk Committee.

On 25 June 2021, Mrs K White was appointed as an independent non-executive director and member of the Audit and Risk Committee. Mrs White has extensive corporate knowledge of the Karooooo group and was the chair of the Audit and Risk Committee of the board of directors of Cartrack Holdings Limited for almost 7 years.

Mr DJ Brown, the current Chairman, who is required to retire from office at the annual general meeting of the Company pursuant to Regulations 88 and 89 of the Constitution, has decided to retire from the Board, effective 31 July 2021. Mr Brown served on the board of directors of Cartrack Holdings Limited as chairman for almost 7 years and, as planned, has assisted the Board with the transition following the listing of the Company. The Board thanks Mr Brown for his valuable contribution and long tenure as Chairman and wishes him well for the future.

Mr B Nagle, the current chairman of the Audit and Risk Committee, has resigned from the Board with effect from 31 July 2021 due to changes in personal circumstance leading to time constraints which would impact his ability to effectively discharge his fiduciary duties. Mr Nagle’s resignation was not due to any disagreement with the Company or the Board.

An announcement informing shareholders of the appointment of the new Chairman will be made following the conclusion of the annual general meeting.